SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 Amendment No. 1

                           Western Sizzlin Corporation


                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    959542101
                          -----------------------------
                                 (CUSIP Number)


                                 Shawn Sedaghat
                9701 Wilshire Blvd. #1110, Beverly Hill, CA 90201
                                  (310)205-9038
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 25, 2005
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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CUSIP NO. 959542101                                                  Page 2 of 5


1        NAME OF REPORTING PERSON

         Shawn Sedaghat

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) / /   (B) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7        SOLE VOTING POWER

         1,219,500

8        SHARED VOTING POWER

         0

9        SOLE DISPOSITIVE POWER

         1,219,500

10       SHARED DISPOSITIVE POWER

         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,219,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*/ /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         10.24%

14       TYPE OF REPORTING PERSON*

         IN

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CUSIP NO. 959542101                                                  Page 3 of 5


AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1, dated April 25, 2005, to Schedule 13D is filed by the Reporting Person and amends Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on April 4, 2005 (the "Schedule 13D"), relating to the common stock, $.01 par value (the "Shares") of Western Sizzlin Corporation, a Delaware corporation.

     Items 3 and 5 of the Schedule 13D are hereby amended and restated as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As of April 25, 2005, the Reporting Person has invested $938,300 in the Shares of the Issuer using his personal funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     As the holder of sole voting and investment authority over the Shares owned by Reporting Person, Reporting Person may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,219,500 Shares representing approximately 10.24% of the outstanding shares (based upon 11,908,571 shares outstanding as of March 22, 2005, as reported on the latest 10-K of the Issuer )

     The Reporting Person effected transaction in the Shares during the past 60 days as set forth below:

    03/04/05      Open Market Purchase          184,500.00            $0.7500
    03/04/05      Open Market Purchase           20,000.00            $0.7325
    03/07/05      Open Market Purchase           5,000.00             $0.7500
    03/08/05      Open Market Purchase           5,000.00             $0.7500
    03/14/05      Open Market Purchase           15,000.00            $0.7500
    03/17/05      Open Market Purchase           2,500.00             $0.7500
    03/21/05      Open Market Purchase           5,000.00             $0.7500
    03/23/05      Open Market Purchase          475,000.00            $0.7500
    03/24/05      Open Market Purchase           5,000.00             $0.7500
    04/05/05      Open Market Purchase           2,500.00             $0.7500
    04/08/05      Open Market Purchase           18,000.00            $0.7500
    04/12/05      Open Market Purchase           2,500.00             $0.7700
    04/14/05      Open Market Purchase           24,500.00            $0.8000
    04/15/05      Open Market Purchase           22,500.00            $0.8000
    04/22/05      Open Market Purchase           20,000.00            $0.8000
    04/25/05      Open Market Purchase          412,500.00            $0.8000

CUSIP NO. 959542101                                                  Page 4 of 5


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable

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CUSIP NO. 959542101                                                  Page 5 of 5


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED: April 25, 2005

                                             By: /s/ Shawn Sedaghat
                                                 -------------------------------
                                                 Shawn Sedaghat